LIMITED LIABILITY COMPANY AGREEMENT

OF

AMNION LIFE, LLC,
a Delaware limited liability company

UNITS IN AMNION LIFE, LLC, A DELAWARE LIMITED LIABILITY COMPANY, HAVE NOT BEEN REGISTERED WITH OR QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE. SUCH UNITS ARE BEING ISSUED IN RELIANCE UPON APPLICABLE EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS. SUCH UNITS CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AGREEMENT, AND APPLICABLE FEDERAL, STATE AND OTHER SECURITIES LAWS.

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

AMNION LIFE, LLC,

a Delaware limited liability company

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Amnion Life, LLC (the "**Company**"), is entered into as of April 27, 2016, by and among the Members set forth on the Schedule of Members attached hereto as <u>Exhibit A</u>, as the same may be amended from time to time (the "**Schedule of Members**").

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company pursuant to a Certificate of Formation (the "**Certificate**") filed with the Secretary of State of the State of Delaware on April 27, 2016, in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et seq.*, or any successor statutes, as amended from time to time (the "**Act**"); and

WHEREAS, the Members desire to enter into this Agreement to, among other things, (i) establish the Company as a limited liability company in accordance with the Act; (ii) provide for the management of the Company; and (iii) set forth the rights and obligations of the Members.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Unless the context otherwise requires, the following terms shall have the following meanings for purposes of this Agreement:

"**AAA**" has the meaning set forth in <u>Section 13.16</u>.

"**AAA Rules**" has the meaning set forth in <u>Section 13.16</u>.

"**Act**" has the meaning set forth in the Recitals.

"**Additional Member**" has the meaning set forth in <u>Section 3.2(d)</u>.

"**Adjusted Capital Account**" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

      (a)   add to such Capital Account the following items:

(i)   the amount, if any, that such Member is obligated by applicable law or this Agreement to contribute to the Company upon liquidation of such Member's Interest; and

(ii)   the amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and

(b)   subtract from such Capital Account such Member's share of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affected Member**" has the meaning set forth in Section 9.5(a).

"**Affiliate**" with respect to any person means (i) any other person who controls, is controlled by or is under common control with such person, (ii) any director, officer, partner or employee of such person or any person specified in clause (i) above or (iii) any Family Member of any person specified in clause (i) or (ii) above. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"**Agreement**" has the meaning set forth in the preamble to this Agreement.

"**Approved Change in Control**" has the meaning set forth in Section 9.2(a).

"**Available Assets**" means, with respect to any Fiscal Year, all Company assets that are available for distribution, after deducting amounts determined in good faith by the Board of Managers to be necessary for: (i) the payment of expenses; (ii) payments required to be made in connection with any loan to the Company (including any loans made by the Members) or any other loan secured by a lien on any Company assets; (iii) capital expenditures for projects; (iv) any amounts to be distributed for Tax Liability Distributions; and (v) any other amounts set aside for the restoration, increase or creation of reasonable Reserves.

"**Board of Managers**" shall refer to the board of Managers designated pursuant to this Agreement having the powers and responsibilities as provided for herein.

"**Capital Account**" means the Capital Account maintained for each Member on the Company's books and records in accordance with the following provisions:

(a)   To each Member's Capital Account there shall be added (i) such Member's Capital Contributions, (ii) such Member's allocable share of Net Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Article VI hereof or other provisions of this Agreement, and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

"**Certificate**" has the meaning set forth in the Recitals.

"**Change in Control**" means (a) a merger or consolidation into or with any other entity or entities, or a sale, exchange, conveyance or other disposition of Units of the Company in a single transaction or a series of transactions, in which in any case the Members of the Company immediately prior to such merger, consolidation, sale, exchange, conveyance or other disposition or first of such series of transactions possess less than a majority of the voting power of the Company's or any successor entity's issued and outstanding capital securities immediately after such transaction or series of such transactions; or (b) a single transaction or series of transactions, pursuant to which an entity that is not a direct or indirect wholly owned Subsidiary of the Company acquires all or substantially all of the Company's assets.

"**Change in Form**" has the meaning set forth in Section 12.1.

"**Class A Member**" means the Members holding Class A Units, as set forth in the Schedule of Members.

"**Class A Units**" means the Units designated as Class A Units and held by Class A Members, as set forth in the Schedule of Members.

"**Class B Member**" means the Members holding Class B Units, as set forth in the Schedule of Members.

"**Class B Units**" means the Units designated as Class B Units and held by Class B Members, as set forth in the Schedule of Members.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute. Any reference herein to a particular provision of the Code shall mean, where appropriate, the corresponding provision in any successor statute.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Company Minimum Gain**" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase "partnership minimum gain."

"**Confidential Information**" has the meaning set forth in Section 11.1.

"**Corrective Allocation**" means an allocation (consisting of a pro rata portion of each item) for tax purposes of gross income and gain, or gross loss and deduction, that differs from the Company's allocation of the corresponding items to the Members' Capital Accounts.

"**Covered Person**" means (i) each Member; (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates; and (iii) each Manager.

"**Deceased Spouse**" has the meaning set forth in Section 9.5(a).

"**Depreciation**" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax

-4-

purposes with respect to an asset for such Fiscal Year or other period; provided, Depreciation shall be determined using any reasonable method selected by the Board of Managers in good faith.

"**Dispute**" has the meaning set forth in <u>Section 13.16</u>.

"**Employee Member**" means each Member that is, or was at the time such Member became a Member, an employee, consultant, officer, Manager or other service provider of the Company or any of its Subsidiaries.

"**Equity Securities**" means, as to any Person (i) shares of capital stock, units or other interests in such Person, (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into capital stock, units or other interests in such Person and (iii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any capital stock, units or other interests in such Person.

"**ERISA**" means Title I of the U.S. Employee Retirement Income Security Act of 1974 as previously or hereafter amended.

"**exercising Member**" has the meaning set forth in subparagraph (e) of the definition of "Capital Account."

"**Fair Market Value**" means, with respect to any assets or securities, the fair market value for such assets or securities, reflecting the amount that a willing buyer would pay to a willing seller in an arm's length transaction occurring on the date of valuation, as determined in good faith by the Board of Managers in its sole discretion, taking into account all relevant factors determinative of value; provided that the Fair Market Value of any publicly traded securities listed on one or more national securities exchanges, the NASDAQ or a non-United States securities exchange of similar standing shall be the closing price as reported for such securities on the trading day immediately prior to the date of valuation, or if no sale occurred on such trading day, then the mean between the closing bid and ask prices on such exchange or market on such trading day; provided further that any security that is publicly traded but is subject to contractual or other restrictions on marketability or transfer shall be valued at such discount from the foregoing value as the Board of Managers deems appropriate, taking into account all restrictions on marketability or transfer of such security.

"**Family Member**" means, as applied to any individual, (a) a spouse, parent, sibling or descendant of such individual or of such individual's siblings, (b) any trust or family partnership whose beneficiaries shall solely be such individual and/or such individual's spouse and/or any Person related by blood or adoption to such individual or such individual's spouse or any of the other Persons described in clause (a) of this definition, and (c) the estate of such individual, and as applied to any trust, (i) a beneficiary of such trust, (ii) a spouse, parent, sibling or descendant of such beneficiary or of such beneficiary's siblings and (iii) any trust or family partnership whose beneficiaries shall solely be such beneficiary and/or such beneficiary's spouse and/or any Person related by blood or adoption to such beneficiary or such beneficiary's spouse or any of the other Persons described in clause (ii) of this definition.

"**Fiscal Year**" means the twelve (12) months ending on December 31 of each year.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, provided that the Gross Asset Value of property contributed pursuant to the exercise or conversion of a Noncompensatory Option shall not include the Fair Market Value of the option or conversion privilege embedded in the Noncompensatory Option itself, but shall include (i) the cash and the Fair Market Value of other consideration (as of the date of payment) paid to the Company to acquire the Noncompensatory Option and (ii) the cash and the gross Fair Market Value of any other property (other than the Noncompensatory Option, as of the date of contribution) contributed to the Company on the exercise or conversion of the Noncompensatory Option, provided further that with respect to convertible debt, the Gross Asset Value of the property contributed on the exercise or conversion of the Noncompensatory Option is the adjusted issue price of the debt and the accrued but unpaid qualified stated interest as defined in Regulations Section 1.1273-1(c) on the debt immediately before the exercise or conversion plus the amount of cash and the gross Fair Market Value (as of the date of contribution) of any other property (other than the convertible debt) contributed to the Company on the exercise or conversion of the Noncompensatory Option.

(b)   Subject to subparagraphs (f) and (g) below, the Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (i) through (vi) below shall be adjusted to equal their respective gross Fair Market Value, as of the following times:

(i)   the acquisition of an additional Interest in the Company by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the Board of Managers reasonably determines in good faith that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an Interest in the Company, if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(iii)   the liquidation or dissolution of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest (including Profits Interest Units) in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of becoming a Member of the Company, if the Board of Managers reasonably determines in good faith that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(v)   the grant by the Company of a Noncompensatory Option (other than an option for a *de minimis* interest); and

(vi)   at such other times as the Board of Managers shall reasonably determine in good faith necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c)   The Gross Asset Value of any Company asset distributed to a Member shall be the gross Fair Market Value of such asset on the date of distribution.

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)   If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses.

(f)   In lieu of adjusting the Gross Asset Values of Company assets to equal their respective gross Fair Market Values immediately before the exercise or conversion of a Noncompensatory Option, the Company shall adjust the Gross Asset Values of its assets to equal their respective gross Fair Market Values as of immediately after the exercise or conversion of any Noncompensatory Option (other than an option for a *de minimis* interest) in the manner provided in subparagraph (a) of this definition of "Gross Asset Value."

(g)   Notwithstanding any language to the contrary in this definition of "Gross Asset Value," the Gross Asset Values of Company assets as reflected on the books of the Company must be adjusted to account for any outstanding Noncompensatory Options on a Revaluation Date. If the gross Fair Market Value of any outstanding Noncompensatory Options as of a Revaluation Date exceeds the consideration paid to the Company to acquire such Noncompensatory Options, then the Gross Asset Values of Company assets as reflected on the books of the Company must be reduced by that excess to the extent of the unrealized income or gain in Company assets that has not been reflected in the Members' Capital Accounts previously. This reduction is allocated only to Company assets with unrealized appreciation in proportion to those assets' respective amounts of unrealized appreciation. If the consideration paid to the Company to acquire its outstanding Noncompensatory Options exceeds the Fair Market Value of such Noncompensatory Options as of a Revaluation Date, then the Gross Asset Values of Company assets as reflected on the books of the Company must be increased by that excess to the extent of the unrealized loss in Company assets that has not been reflected in the Members' Capital Accounts previously. This increase is allocated only to properties with unrealized loss in proportion to those assets' respective amounts of unrealized loss. However, any reduction or increase shall take into account the economic arrangement of the Members with respect to the Company assets, as determined by the Board of Managers.

"**Interest**" means the entire ownership interest of a Member in the Company at any particular time, including any and all approval rights, if any, and rights to otherwise participate in the Company's affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"**IRS Notice**" has the meaning set forth in <u>Section 7.5(a)</u>.

"**Liquidator**" has the meaning set forth in <u>Section 8.2</u>.

"**Majority of the Board of Managers**" means the affirmative vote or written consent of a majority of the Managers then serving on the Board of Managers. For the avoidance of doubt, each Manager shall have one (1) vote.

"**Majority of the Class A Members**" means the affirmative vote or written consent of the Class A Members holding a majority of the issued and outstanding Class A Units, with each Class A Unit counting as one (1) vote.

"**Managers**" means any Person or Persons appointed as a manager of the Company as provided in this Agreement (each in the capacity as a manager of the Company) serving on the Board of Managers, but does not include any Person who has ceased to be a manager of the Company.

"**Member**" means each of the Persons who are identified on the Schedule of Members attached hereto as of the date hereof, any Profits Interest Members who are granted Profits Interest Units under any Profits Interest Plan or Profits Interest Agreement (and who shall be required to execute a counterpart signature page to this Agreement on or after the date hereof), and any Person admitted to the Company as a substituted Member or Additional Member, but in each case only for so long as such Person is the owner of one or more Units. While a Noncompensatory Option is outstanding, the Person holding such Noncompensatory Option will not be treated as a Member of the Company solely on account of such Person holding such Noncompensatory Option pursuant to Regulations Section 1.761-3.

"**Member Minimum Gain**" has the meaning set forth in Regulations Section 1.704-2(i) for the phrase "partner nonrecourse debt minimum gain."

"**Member Nonrecourse Debt**" has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

"**Member Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704-2(i) for the phrase "partner nonrecourse deductions."

"**Net Profits**" or "**Net Losses**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses shall increase the amount of such income and/or decrease the amount of such loss;

(b)   any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses, shall decrease the amount of such income and/or increase the amount of such loss;

(c)   gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Gross Asset Value;

(d)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(e)   to the extent an adjustment to the adjusted tax basis of any asset included in Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

(f)   if the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (b), subparagraph (c), or subparagraph (f) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses; except to the extent otherwise provided in Section 6.3(h) with regard to the exercise or conversion of a Noncompensatory Option; and

(g)   notwithstanding any other provision of this definition of "Net Profits" and "Net Losses," any items that are specially allocated pursuant to Section 6.3 hereof shall not be taken into account in computing "Net Profits" or "Net Losses." The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 6.3 hereof shall be determined by applying rules analogous to those set forth in this definition of "Net Profits" and "Net Losses."

"New Securities" means any Units or other equity ownership interests in the Company, and any rights, options, or warrants to purchase such Units or other equity ownership interests, and any other securities of any type whatsoever that are, or may become, convertible into Units or other equity ownership interests; *provided, however*, that the term "New Securities" shall not include: (i) securities issued in connection with a Change in Form; (ii) securities issued to an employee, consultant, officer, Manager or other service provider of the Company or any of its Subsidiaries, pursuant to any arrangement approved by the Board of Managers (including any Profits Interest Plan or Profits Interest Agreement); (iii) securities issued pursuant to or in connection with any rights or agreements, including convertible securities, in each case to the extent the Company has complied with Article X below with respect to the initial sale or grant by the Company of such rights or agreements or securities; (iv) securities issued in connection with any Unit split or Unit dividend, or pro rata exchanges of equity interests by the Company; (v) securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization that has been approved by the Board of Managers; (vi) securities issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction that has been approved by the Board of Managers; and (vii) securities issued or issuable in connection with any collaboration, technology license, development, marketing, strategic alliance or other similar commercial agreement or strategic partnership that is not for the primary purpose of raising equity and has been approved by the Board of Managers.

"**Noncompensatory Option**" means an option issued by the Company, other than an option issued in connection with the performance of services. For these purposes an "option" is any contractual right to acquire an interest in the Company, including a call option, warrant or other similar arrangement or the conversion feature of convertible debt or convertible equity of the Company.

"**Nonrecourse Deductions**" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"**Officers**" has the meaning set forth in Section 5.3.

"**Percentage Interest**" means, with respect to each Member at any time, the quotient, expressed as a percentage, obtained by dividing the number of Units then held by such Member by the aggregate number of Units outstanding; *provided, however*, when reference is made to the Percentage Interest of a particular class of Units, it shall be deemed to mean the quotient, expressed as a percentage, obtained by dividing the number of Units of such class of Units then held by such Member by the aggregate number of Units of such class of Units outstanding.

"**Permitted Transferee**" has the meaning set forth in Section 9.1(a).

"**Person**" means and includes an individual, a corporation, a partnership, a limited liability company, a joint venture, a trust, an unincorporated organization, a government or any department or agency thereof, or any other entity.

"**Preemptive Rights Election Period**" has the meaning set forth in Section 10.1(b).

"**Preemptive Rights Exercise Notice**" has the meaning set forth in Section 10.1(b).

"**Preemptive Right Notice**" has the meaning set forth in Section 10.1(a).

"**Preemptive Right Holder(s)**" has the meaning set forth in Section 10.1.

"**Profits Interest Members**" means the Members holding vested and/or unvested Profits Interest Units, as set forth in the Schedule of Members.

"**Profits Interest Plan or Profits Interest Agreement**" means any equity incentive plan or agreement, including any unit issuance agreements, approved by the Board of Managers under which Units are or may be granted to an employee, consultant, officer, Manager or other service provider of the Company or any of its Subsidiaries.

"**Profits Interest Units**" means the Units designated as Profits Interest Units and held by Profits Interest Members, as set forth in the Schedule of Members.

"**Purchase Option**" has the meaning set forth in Section 9.4(b).

"**Qualified Public Offering**" means a firm commitment underwritten public offering registered under the Securities Act of the Equity Securities of the Company (or a successor entity) or any of its Subsidiaries underwritten by a nationally recognized investment banking firm in which the aggregate proceeds to the Company for such securities (net of discounts, commissions and related expenses) shall be at least Ten Million Dollars ($10,000,000) and as a result of which such securities are listed or quoted on a United States national securities exchange.

"**Regulations**" or "**Treasury Regulations**" means the regulations promulgated under the Code.

"**Reserves**" means funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Board of Managers in good faith for working capital, to pay taxes, insurance, debt service, and other costs or expenses incident to the conduct of business by the Company as contemplated hereunder.

"**Revaluation Date**" means the date of a revaluation of Company assets pursuant to the definition of "Gross Asset Value."

"**Schedule of Members**" has the meaning set forth in the preamble to this Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Securities Laws**" means the Securities Act, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, and each and every other securities law of the United States and the states thereof, and all rule and regulations promulgated under any of such laws.

"**Senior Member**" means, at any time, a holder of Senior Units.

"**Senior Units**" means all Units other than the Profits Interest Units.

"**Specified Event**" has the meaning set forth in Section 9.5(a)

"**Stradling**" has the meaning set forth in Section 13.1.

"**Strike Price**" means, with respect to each Profits Interest Unit, the amount designated as the "Strike Price" for such Unit by the Board of Managers, which amount shall at least be equal to (but, for the avoidance of doubt, may be greater than) the net equity value of the Company immediately prior to the grant of such Profits Interest Unit, as reasonably determined in good faith by the Board of Managers, increased from time to time by the amount of cash and the Gross Asset Value of other property contributed to the capital of the Company between the date of grant of such Profits Interest Unit and the date of any distribution thereon. The Strike Price established with respect to any Profits Interest Units as of the date of such issuance shall be specified by the Board of Managers in its good faith and reasonable discretion at the time of the issuance of such Profits Interest Unit and shall be set forth in the books and records of the Company. Notwithstanding any other provision of this Agreement or the applicable Profits Interest Unit Plan or Agreement to the contrary, the Board of Managers shall have the authority to modify the Strike Price without the consent of any Member, in the event of any equity issuances, equity splits, equity dividends, equity reverse splits, combinations or reclassifications of Units or to cause the Profits Interest Units to constitute "profits interests" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191.

"**Subsidiary(ies)**" means, with respect to any Person, a majority of the capital securities of which, directly or indirectly through the Company or one or more other Persons, (i) the Company has the right to acquire or (ii) is owned or controlled by the Company. As used in this definition, "control," including, its correlative meanings, "controlled by" and "under common control with", shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of capital securities or partnership or other ownership interests, by contract or otherwise).

"**Tax Liability Distribution**" has the meaning set forth in Section 4.5.

"**Taxable Income**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income).

"**Tax Matters Partner**" has the meaning set forth in Section 7.3(b).

"**Transfer**" has the meaning set forth in Section 9.1(a).

"**Unit(s)**" means one or more ownership interests in the Company representing the right to allocations and distributions in accordance with this Agreement, including Class A Units, Class B Units and Profits Interest Units. Units need not all be of the same class and may have different shares of Profits, Losses, special allocations, distributions, and capital.

ARTICLE II

GENERAL PROVISIONS

2.1   Limited Liability Company. The Company shall be a limited liability company under the Act for the purposes hereinafter set forth. The rights and obligations of the Members and the administration and termination of the Company shall be governed by this Agreement and the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

2.2   Formation; Filings. The Certificate has previously been filed with the Delaware Secretary of State as required by the Act. The Board of Managers may cause to be executed and filed any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act.

(a)   to open, maintain and u...

(d)   to distribute, subject to the terms of this Agreement, at any time and from time to time to Members cash or investments or securities or other property of the Company, or any combination thereof; and

(e)   to form Subsidiaries and enter into, make and perform all contracts, agreements and other undertakings as may be necessary or advisable or incident to the formation of Subsidiaries.

ARTICLE III

CAPITALIZATION; ADMISSION OF MEMBERS

3.1   Capitalization.

(a)   Units; Initial Capitalization. Each Member's Interest in the Company, including such Member's Interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement shall be represented by Units, which shall be designated Class A Units, Class B Units and Profits Interest Units, each having the rights and obligations as are set forth in this Agreement. The ownership by a Member of Units shall entitle such Member to allocations of Profits and Losses and other items and distributions of cash and other property as set forth in this Agreement. Units shall be issued in non-certificated form; provided that the Board of Managers may cause the Company to issue certificates to a Member representing Units held by such Member in the Board of Managers' sole discretion. Any Units that are forfeited by a Member pursuant to the terms of this Agreement or any other agreement between the Company and such Member shall be deemed to have been reacquired by the Company. For purposes of this Agreement, Units held by the Company or any of its direct or indirect wholly owned Subsidiaries shall be deemed not to be outstanding.

(b)   Profits Interest Units.

(i)   The Company shall issue Profits Interest Units on the terms set forth in this Section 3.1(b) and any Profits Interest Plan or Profits Interest Agreement. No Capital Contributions will be required to be made by Profits Interest Members on the date of grant on account of the issuance of Profits Interest Units to such Profits Interest Member. Profits Interest Units may be subject to vesting as set forth in any applicable Profits Interest Plan or Profits Interest Agreement.

(ii)   The Company, each Profits Interest Member and each other Member hereby acknowledge and agree that the Profits Interest Units held by each such Profits Interest Member and the rights and privileges associated with such Profits Interest Units, collectively, are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191. It is the intention of the Company and the Members that distributions to a Profits Interest Member pursuant to Section 4.2, Section 4.3 and Section 8.3 be limited to the extent necessary so that each issuance of Profits Interest Unit qualifies as the grant of a "profits interest" within the meaning of Rev. Proc. 93-27 and 2001-43, and this Agreement shall be interpreted accordingly.

(iii)   Every Profits Interest Member receiving Profits Interest Units shall timely make an election under section 83(b) of the Code with respect to any Profits Interest Units received by such Person upon their issuance, in a manner reasonably prescribed by the Company, provided that the Fair Market Value of such Profits Interest Units for purposes of such election shall be reported as zero.

(iv)   For the avoidance of doubt, neither the Company nor any Member of the Company is providing any covenant or guarantee that the characterization of the Profits Interest Units as a "profits interest" as described in this Section 3.1(b) shall be accepted by any government authority or a court of law.

(v)   In the event of any conflict between the terms of a Profits Interest Plan or Profits Interest Agreement and the terms of this Agreement, the terms of this Agreement shall control.

(vi)   The Profits Interest Members agree and acknowledge that the Board of Managers may interpret any Profits Interest Plan or Profits Interest Agreement, and may amend or modify any Profits Interest Plan or Profits Interest Agreement without notice, in accordance with the intent of this Section 3.1(b). The Board of Managers may amend this Agreement to the extent the Board of Managers determines is reasonably necessary to comply with the Treasury Regulations as they may be amended so that, to the extent possible, the receipt or vesting of Profits Interest Units is not taxable to the service provider, including provisions relating to the use of liquidation values and forfeiture allocations, provided, that such amendment does not adversely affect the Members (other than the loss of a compensation deduction) unless otherwise required by the Code, the Treasury Regulations or other applicable law.

3.2   Admission of Initial Members; Contributions; Additional Members.

(a)   Schedule of Members. The name and address of each Member and the number of Units of each class owned by such Member at any time, and the amount of Capital Contributions made by such Member shall be set forth next to such Member's name set forth in the Schedule of Members, as amended from time to time in accordance with this Agreement.

(b)   Contributions. No Member shall be required or permitted to make any additional Capital Contributions to the Company; provided, however, the Company may issue additional Units to Members in exchange for additional contributions to the capital of the Company, in compliance with the terms of this Agreement and upon the approval of the Board of Managers.

(c)   Admission of Members. As of the date hereof, the Members have executed this Agreement in their own capacity or have caused it to be executed by proxy on their own behalf and have made Capital Contributions in the aggregate amount set forth opposite the Members' names on the Schedule of Members to the Company in exchange for the number of Units set forth opposite such Member's name on the Schedule of Members and are hereby admitted as Members of the Company.

(d)   Additional Members. Subject to the terms of this Agreement, including Article IX and Article X, if applicable, a Person may be admitted to the Company as an additional Member (an "Additional Member") and be issued Units upon furnishing to the Board of Managers (i) a joinder agreement, in form and substance satisfactory to the Board of Managers, pursuant to which such Person agrees to be bound by all the terms and conditions of this Agreement, and (ii) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member (including entering into an investor representation agreement or such other documents as the Board of Managers may deem appropriate in its sole discretion), subject to such other conditions and terms as the Board of Managers may impose at its sole discretion. Such admission shall become effective on the date on which the Board of Managers determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

3.3   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.4   No Withdrawal. Except as otherwise expressly provided in this Agreement (a) no Member shall demand or be entitled to receive a return of or interest on its Capital Contributions or Capital Account and (b) no Member shall withdraw any portion of its Capital Contributions or be entitled to receive any distributions from the Company as a return of capital on account of such Capital Contributions or otherwise. Except with the approval of the Board of Managers, the Company shall not redeem the Units of any Member.

3.5   Loans From Members. No Member shall be required to make any loans or otherwise lend any funds to the Company, and no Members shall be permitted to do so except with the consent of the Board of Managers. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall lend funds to the Company in addition to making the Capital Contributions required hereunder from such Member to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible from the assets of the Company in accordance with the terms and conditions upon which such loans are made.

3.6   Voting Rights. Except as expressly required by law or as provided in this Agreement, Members shall have no voting, approval or consent rights. With respect to matters on which Members are entitled to vote as required by a non-waivable provision of the Act, the Members shall vote together as a class, with each vested Unit counting as one vote. Profits Interest Members are not entitled to vote on, consent to or approve any matters with respect to their Profits Interest Units.

ARTICLE IV

DISTRIBUTIONS

4.1   Distributions Generally. Except as otherwise provided in this Agreement, including Article VIII hereof, distributions of Available Assets shall be made only when and as determined appropriate by the Board of Managers in its sole discretion, and when made, shall be made only in accordance with this Article IV. No repayment of any loans and accrued interest thereon made to the Company shall be deemed to be distributions pursuant to this Article IV or Article VIII.

4.2   Distributions of Available Assets. Available Assets shall be available for distribution to the Members at the discretion of the Board of Managers, subject to Section 4.1 and Section 4.5 hereof, in proportion to their respective Percentage Interests; provided, however, that a Profits Interest Member holding a Profits Interest Unit that has an associated Strike Price shall not be entitled to participate in any distributions pursuant to this Section 4.2 unless and until a cumulative

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amount equal to such Strike Price has been distributed pursuant to this Section 4.2 to the Members holding Units with no associated Strike Price (or Units subject to a lower Strike Price) subsequent to the date of the issuance of such Profits Interest Unit; *provided, further*, that no distributions shall be payable with respect to unvested Profits Interest Units, unless specifically approved by the Board of Managers; *provided, further*, that for purposes of any calculations of distributions or amounts distributed under this Section 4.2, any Tax Liability Distributions will not be treated as advances of future distributions to be made to each Member under this Section 4.2 and, therefore, will not reduce the amount of such future distributions to be made to such Member under this Section 4.2. In furtherance of the foregoing, any calculation of a Member's Percentage Interest for purposes of this Section 4.2 shall be made by ignoring any Profits Interest Units that are not vested and any Profits Interest Units with respect to which the applicable Strike Price has not been met.

4.3   Distributions upon Liquidation. Distributions made in conjunction with the final liquidation of the Company shall be applied or distributed as provided in Article VIII hereof.

4.4   Distributions In-Kind. No right is given to any Member to demand or receive property other than cash as provided in this Agreement. The Board of Managers may determine, in its sole discretion, to make a distribution in kind of assets, and such assets shall be distributed in such a fashion as to ensure that the Fair Market Value thereof is distributed and allocated in accordance with this Article IV, Article VI and Article VIII hereof. To the extent that each Member is entitled to any such distribution in accordance with the foregoing and to the extent that such property is so divisible, such property shall be distributed among the Members pro rata in accordance with their respective equity interests in the Company.

4.5   Tax Distributions. Prior to any distribution pursuant to Section 4.2, the Company shall make cash distributions on an annual basis to each Member to the extent the Company has adequate assets therefor in amounts intended to generally be sufficient for each Member and its beneficial owners, to discharge its actual United States federal, state and local income tax liabilities arising from the allocations made to such Member pursuant to Article VI to the extent provided in this Section 4.5 (each, and together with any subsequent distributions for Tax liabilities, a "**Tax Liability Distribution**"). The amount of any such Tax Liability Distribution to a Member with respect to any Fiscal Year shall equal the product of (a) the maximum combined federal, state and local tax rates applicable to individuals or corporations (whichever is higher) residing in Los Angeles County, California, on the type of income allocated (*i.e.*, ordinary income, net short-term capital gain or net long-term capital gain, as applicable), and taking into account the deductibility of state and local income taxes for United States federal income tax purposes and the character of the income in question and the holding period of any asset disposed of, multiplied by (b)(i) an amount equal to the amounts of Taxable Income allocated to such Member pursuant to Article VI for such Fiscal Year, minus (ii) the cumulative losses that have been allocated to such Member pursuant to Article VI to the extent such losses have not previously reduced taxable income and gain pursuant to this provision. If it is subsequently determined that a Member has a Tax liability for a prior tax period, then as soon as reasonably possible after such determination, a distribution shall be made to such Member (to the extent the Company has adequate assets therefor) in an amount sufficient to enable such Member (or its beneficial owners) to satisfy such additional Tax liability. Any Tax Liability Distributions shall, for the avoidance of doubt, not be deemed a payment of principal or interest on any loans to the Company made by such Member. Notwithstanding anything to the contrary in this Agreement, no Tax Liability Distributions shall be made with respect to any Fiscal Year in which a Change in Control, liquidation or dissolution of the Company occurs.

4.6   Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Board of Managers (other than any member of the Board of Managers who is, or is an Affiliate of, the Member that is the subject of such withholding) determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, provided that, to the extent practicable, the Company shall give such Member reasonable prior notice of the intent to so withhold or pay and the basis therefor. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.6 shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made unless: (i) the Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Board of Managers (other than any member of the Board of Managers who is (or is an Affiliate of) the Member that is the subject of such withholding) determines, in its sole and absolute discretion, that such payment may be satisfied out of Available Assets which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to this Section 4.6 shall be treated as having been distributed to such Member.

4.7   Distribution Adjustments. Notwithstanding any contrary provision in this Article IV, no Member shall be entitled to receive distributions in respect of any income or gain arising: (a) in the case of a new Member, prior to such Member's admission; and (b) in the case of a Member who receives a new or increased interest in the Company, prior to such issuance or increase to the extent attributable to such issuance or increase. Distributions in respect of any income or gain arising prior to such admission, issuance or increase shall be made based upon the Interests of the Members at the time such income or gain arises, net of any deductions or losses, as reasonably determined by the Board of Managers. This Section 4.7 shall be interpreted and implemented consistently with the principles set forth in Regulations Section 1.704-1(b)(2)(iv)(f).

ARTICLE V

MANAGEMENT AND OPERATION OF THE COMPANY

5.1   Power and Authority of Members. No Member shall, in its capacity as such, have the authority or power to act for or on behalf of the Company in any manner or to participate in the management or control of the affairs of the Company, to do any act that would be (or could be construed as) binding on the Company, or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of Managers of the powers and rights conferred on it by applicable law and by this Agreement.

5.2   Board of Managers. Except as otherwise provided in this Agreement, the overall direction and management of the Company and the formulation of the policies to be applied to the Company and its business shall be the responsibility of a board of managers (the "**Board of Managers**") acting in accordance with this Agreement. The Board of Managers shall have the right, power and authority to take any and all actions consistent with the purpose of the Company that is permitted hereunder and under applicable law. All actions, decisions, consents, determinations and elections made or taken by the Board of Managers in accordance with this Agreement shall be binding on the Company and all of the Members, it being understood that no single Manager shall have authority or power to act for or to bind the Company, other than where such Manager is acting in an executive role, as explicitly delegated by a resolution of the Board of Managers or as explicitly provided in this Agreement. Actions, decisions, consents, determinations or elections required or permitted to be made by the Board of Managers under this Agreement shall be made by a Majority of the Board of Managers. Each member of the Board of Managers shall be considered the "**Manager**" of the Company within the meaning of the Act, it being understood that no single member of the Board of Managers may take actions, decisions, consents, determinations and elections on behalf of the Company of the Members During the continuance of the Company, the Members shall take no part in the conduct or control of the Company business, and shall have no authority or power to act for or to bind the Company, other than as explicitly provided in this Agreement or as expressly required by non-waivable provisions of the Act.

(a) Number. The number of Managers on the Board of Managers shall be no fewer than one (1) and no more than five (5). As of the date hereof, there shall be one (1) Manager on the Board of Managers to be designated by a Majority of the Class A Members (the "**Managers**"). The number of Managers may be changed from time to time only by a Majority of the Board of Managers.

(b) Qualification of Managers; Appointment. A Manager need not be a Member, an individual, a resident of the State of Delaware or a citizen of the United States. Amir A. Fassihi shall serve as the initial Manager.

(c) Tenure. Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified in accordance with this Agreement. Any vacancies created by the resignation, removal or death of a Manager appointed pursuant to Section 5.2(a) shall be filled pursuant to the provisions of this Section 5.2.

(d) Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(e) Removal of Managers. A Manager may be removed or replaced, with or without cause, at any time, only by a Majority of the Class A Members. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member. Any such removal or replacement shall be effective as of the date notice of such removal or replacement is provided to the Company.

(f) Voting. Actions by the Board of Managers must be approved by a Majority of the Board of Managers.

(g) Meetings. Meetings of the Board of Managers may be held at any time and place designated in the notice of such meeting provided pursuant to Section 5.2(i) below to each of the Managers by any Manager of the Board of Managers.

(h) Telephonic Participation. Managers may participate in any regularly scheduled or special meetings of the Board of Managers telephonically or through other similar communications equipment, as long as all of the individuals participating in the meeting can hear and speak to one another. Participation in a meeting pursuant to the preceding sentence shall constitute presence in person at such meeting for all purposes of this Agreement.

(i)   Notice and Attendance. Notice of any meeting of the Board of Managers shall be given no less than two (2) calendar days in advance thereof, shall provide the date, time, place and purpose of the meeting and may be given in the manner provided for in Section 13.4 (provided that such notice shall also be sent by email). Managers may waive notice of the date, time, place and purpose or purposes of a meeting. A waiver of notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. A Manager's attendance at any meeting (in person or telephonically or through other communications equipment) shall be deemed a waiver by such Manager of notice with respect to such meeting.

(j)   Quorum. A quorum shall be required to conduct any business at any meeting of the Board of Managers, and shall be deemed present if a Majority of the Board of Managers is present at the meeting.

(k)   Actions without Meetings. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting by written consent of a Majority of the Board of Managers or such other number of Managers as is required to take such action, which consent shall set forth the actions to be so taken. Any such written consent shall have the same effect as an action of the Board of Managers taken at a duly called and constituted meeting of the Board of Managers.

(l)   Execution of Documents. All contracts, agreements and other documents or instruments affecting or relating to the business and affairs of the Company shall be executed on the Company's behalf only by such Manager(s), Member(s), Officer(s), or such other authorized Person(s), in each case, as may be duly designated by the Board of Managers. Any Person dealing with the Company or the Board of Managers may rely upon a certificate signed by the Majority of the Board of Managers as to (i) the identity of any Manager or any Officer; (ii) the existence or non-existence of any facts which constitute a condition precedent to acts by the Board of Managers or in any other manner germane to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company; or (iv) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

(m)   Compensation. Managers may receive a salary or other compensation for their services in their roles as Managers as determined by a majority of the independent Managers. The Company shall reimburse (or shall cause its Affiliates to reimburse) the Managers for reasonable out-of-pocket costs and expenses incurred by them in connection with their services as Managers of the Company (subject to the presentation of reasonable supporting receipts and documentation).

(n)   Unauthorized Actions. None of the Members, Managers or Officers shall, without the prior consent of the Board of Managers, take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for (i) actions expressly authorized by this Agreement, (ii) actions by any Manager (or Officer) within the scope of such Manager's (or Officer's) authority expressly granted hereunder, and (iii) actions authorized by the Board of Managers in the manner set forth herein.

(o)   Board Procedures. The Board of Managers may, by a Majority of the Board of Managers, provide for and set any other procedure for conducting meetings of the Board of Managers not explicitly provided for herein.

5.3   Designation of Officers. The Board of Managers may, from time to time, designate officers of the Company ("**Officers**") and delegate to such Officers such authority and duties as the Board of Managers may deem advisable and may assign titles (including Chief Executive Officer, President, Chief Operating Officer, Chief Development Officer, Chairman, Vice Chairman, Chief Financial Officer, Senior Vice-President, Vice-President, Secretary and/or Treasurer and any other titles as the Board of Managers may assign) to any such Officer, it being understood that such delegation shall not cause any Manager to cease being a Manager of the Company. Unless the Board of Managers otherwise determines, if the title assigned to an officer of the Company is one commonly used for officers of a business corporation formed under the Delaware General Corporations Code, then the assignment of such title shall constitute the delegation to such officer of the authority and duties that are customarily associated with such office pursuant to the Delaware General Corporations Code. Any number of titles may be held by the same Officer. Any Officer to whom a delegation is made pursuant to the foregoing shall serve in the capacity delegated unless and until such delegation is revoked by the Board of Managers for any reason or no reason whatsoever, with or without cause, or such Officer resigns.

5.4   Liability; Exculpation; Indemnity.

(a)   Liability. Except as otherwise required by any non-waivable provision of the Act or other applicable law: (i) no Member or any member of the Board of Managers (whether in such Person's capacity as a Member (if applicable) or as a member of the Board of Managers) shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise (including with respect to any loans to the Company from the Members); and (ii) no Member shall in any event have any liability whatsoever in excess of (A) the amount of its Capital Contributions, (B) without duplication, its share of any assets and undistributed Profits of the Company, and (C) the amount of any wrongful distribution to such Member, if, and only to the extent, such Member has actual knowledge (at the time of the distribution) that such distribution is made in violation of applicable provisions of the Act and, if any only if, the return of such wrongful distribution is required by this Agreement or by a non-waivable provision of the Act. Nothing in this Section 5.4 shall be deemed to limit a Member's liability to the Company or another Member in respect of any fraud, dishonesty or other willful misconduct by such Member.

(b)   Exculpation. No Member, Manager or Officer shall be liable, responsible or accountable in damages or otherwise to the Company or to any other Member for (i) any act performed in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on the Member, Manager or Officer by this Agreement or by action of the Board of Managers except for the gross negligence or willful misconduct of the Member, Manager or Officer, (ii) the Member, Manager or Officer's failure or refusal to perform any act (unless such failure to act involves the gross negligence or willful misconduct of the Member, Manager or Officer), except those expressly required by or pursuant to the terms of this Agreement or action of the Board of Managers, (iii) the Member, Manager or Officer's performance of, or failure to perform, any act on the good faith and reasonable reliance on advice of legal counsel to the Company or (iv) the negligence, dishonesty or bad faith of any accountant, custodian, attorney or other legal advisor of the Company selected, engaged or retained in good faith.

(c)   Indemnification. In any threatened, pending or completed action, suit or proceeding, each Member, its Affiliates, each Manager and each Officer shall be fully protected and indemnified and held harmless by the Company against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by any such Member, its Affiliates or any such Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member, Manager or Officer with respect to any action or omission taken or suffered in good faith, other than liabilities and losses resulting from the gross negligence or willful misconduct of any such Member, its Affiliates or any such Manager or Officer. For the avoidance of doubt, any such costs, expenses and disbursements of any kind or nature whatsoever subject to indemnification by the Company pursuant to this Section 5.4(c) shall be expenses of the Company.

(d)   D&O Liability Insurance. The Board of Managers may require the Company to maintain directors' and officers' liability insurance coverage for the benefit of the Managers and Officers in an amount determined reasonable by the Board of Managers.

5.5   Other Activities; Devotion of Time. Each Senior Member and Manager may engage or invest in, and devote its time to, any other business venture or activity of any nature and description (independently or with others), whether or not such other activity may be deemed or construed to be in competition with the Company and the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Senior Member or Manager. No Senior Member or Manager that acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall have any duty to communicate or offer such opportunity to the Company, and such Senior Member or Manager, as applicable, shall not be liable to the Company nor to the other Members or Managers for breach of any fiduciary or other duty by reason of the fact that such Senior Member or Manager, as applicable, pursues or acquires the opportunity, or directs such opportunity to another Person, or does not communicate such opportunity or information to the Company. Neither the Company nor any other Member shall have any right by virtue of this Agreement or the relationship created or evidenced hereby or thereby in or to such other venture or activity of any Senior Member or Manager (or to the income or proceeds derived therefrom), and the pursuit thereof, even if competitive with the business of the Company, shall not be deemed wrongful or improper.

5.6   Standard of Care. Notwithstanding any provision to the contrary elsewhere in this Agreement, to the extent that, at law or in equity, any Covered Person owes any duties (fiduciary or otherwise) to the Company or any Member, no such Manager or Member shall be liable to the Company or to any other Covered Person for actions taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person. NOTWITHSTANDING ANY PROVISION TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, THE DUTIES (FIDUCIARY OR OTHERWISE) OF EACH COVERED PERSON ARE INTENDED TO BE MODIFIED AND LIMITED TO THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, AND NO IMPLIED COVENANTS, FUNCTIONS, RESPONSIBILITIES, DUTIES, OBLIGATIONS, OR LIABILITIES SHALL BE READ INTO THIS AGREEMENT, OR OTHERWISE EXIST AGAINST ANY COVERED PERSON. WITHOUT LIMITATION OF THE FOREGOING, THIS AGREEMENT IS NOT INTENDED TO, AND DOES NOT, CREATE OR IMPOSE ANY FIDUCIARY DUTY ON ANY COVERED PERSON, AND EACH OF THE MEMBERS AND THE COMPANY HEREBY WAIVES AND ANY AND ALL FIDUCIARY DUTIES THAT, ABSENT SUCH WAIVER, MAY BE IMPLIED BY APPLICABLE LAW.

ARTICLE VI

ALLOCATIONS

6.1   <u>Capital Accounts</u>. A Capital Account shall be established and maintained for each Member on the books of the Company.

6.2   <u>Allocations</u>. Except as otherwise provided in this <u>Article VI</u>:

(a)   Net Profits and Net Losses shall be determined and allocated with respect to each Fiscal Year of the Company as of the end of such Fiscal Year, at such times as the Gross Asset Value of any Company asset is adjusted pursuant to the definition thereof and at such other times as may be required or permitted pursuant to this Agreement or otherwise under the Code. Subject to the other provisions of this Agreement, an allocation to a Member of a share of Net Profits or Net Losses shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profits or Net Losses.

(b)   Subject to the other provisions of this <u>Article VI</u>, for purposes of adjusting the Capital Accounts of the Members, the Net Profits, Net Losses and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any Fiscal Year shall be allocated among the Members in a manner such that the Adjusted Capital Account of each Member immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to <u>Section 8.3</u> if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with <u>Section 8.3</u> to the Members immediately after making such allocation.

6.3   <u>Regulatory Allocations</u>.   Notwithstanding <u>Section 6.2</u>, the following special allocations shall be made in the following order of priority:

(a)   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain during a Company taxable year, then each Member shall be allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(2). This <u>Section 6.3(a)</u> is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   <u>Member Minimum Gain Chargeback</u>. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704-2(g)(2). This <u>Section 6.3(b)</u> is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset.   If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible. It is intended that this Section 6.3(c) qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

(d)   Limitation on Allocation of Net Loss. If the allocation of Net Loss (or items of loss or deduction) to a Member as provided in Section 6.2 hereof would create or increase an Adjusted Capital Account deficit, there shall be allocated to such Member only that amount of Net Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Net Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to the limitations of this Section 6.3(d).

(e)   Certain Additional Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(f)   Nonrecourse Deductions. The Nonrecourse Deductions for each taxable year of the Company shall be allocated to the Members in such amounts as reasonably determined by the Board of Managers, with the remainder to the other Members in accordance with their respective Capital Account balances.

(g)   Member Nonrecourse Deductions. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(h)   Special Provisions Applicable in the Event of an Exercise or Conversion of a Noncompensatory Option. Upon the exercise or conversion of a Noncompensatory Option and the revaluation of Company assets by adjustments of their respective Gross Asset Values pursuant to subparagraph (f) of the definition of "Gross Asset Value," the Company shall first allocate any items of unrealized income, gain, or loss in Company assets that have not been reflected in the Members' Capital Accounts previously to the exercising Member to the extent necessary to reflect that Member's right to share in Company capital under this Agreement, and then shall allocate any remaining items of unrealized income, gain, or loss that have not been reflected in the Members' Capital Accounts previously to the other Members, to reflect the manner in which the items of unrealized income, gain, or loss in Company assets would be allocated among those Members if there were a taxable disposition of such Company assets for their Fair Market Values on the Revaluation Date. For purposes of the preceding sentence, if the exercising Member's initial Capital

Account, as determined in accordance with the definition of "Capital Account" and taking into consideration Capital Contributions of the exercising Member as provided in the definition of "Capital Contribution," would be less than the amount that reflects the exercising Member's right to share in Company capital under this Agreement, then only income or gain may be allocated to the exercising Member from Company assets with unrealized appreciation, in proportion to those assets' respective amounts of unrealized appreciation. If the exercising Member's initial Capital Account, as determined in accordance with the definition of "Capital Account" and taking into consideration Capital Contributions of the exercising Member as provided in the definition of "Capital Contribution," would be greater than the amount that reflects the exercising Member's right to share in Company capital under this Agreement, then only loss may be allocated to the exercising Member from Company assets with unrealized loss, in proportion to those assets' respective amounts of unrealized loss. However, any allocation must take into account the economic arrangement of the Members with respect to the Company assets.

(i)   Curative Allocations. The allocations set forth in Sections 6.3(a) through (h) hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. Notwithstanding the provisions of Section 6.2, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

6.4   Tax Allocations.

(a)   "Book" Income. Except as provided in this Section 6.4, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction and credit shall be allocated between the Members as its correlative item of "book" income, gain, loss, deduction or credit is allocated pursuant to this Article VI.

(b)   Gross Asset Value. Tax items with respect to Company assets that are contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Company shall account for such variation under the "remedial method" described in Treasury Regulation Section 1.704-3(d). If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of "Gross Asset Value" herein, subsequent allocations of income, gain, loss, deduction and credit with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and Gross Asset Value using such remedial method. Allocations pursuant to this Section 6.4(b) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses and any other items or distributions pursuant to any provision of this Agreement.

(c)   Allocation. For any Fiscal Year or other period during which any part of an Interest in the Company is transferred between the Members or to another person, the portion of the Net Profits, Net Losses and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of an Interest in the Company shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Board of Managers in good faith.

(d)   <u>New Allocations</u>. In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this <u>Article VI</u>, the Board of Managers is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member in good faith.

(e)   <u>Excess Nonrecourse Liabilities</u>. For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Net Profits shall be such Member's Percentage Interest.

(f)   <u>Awareness</u>. The Members acknowledge and are aware of the income tax consequences of the allocations made by this <u>Article VI</u> and hereby agree to be bound by the provisions of this <u>Article VI</u> in reporting their shares of Net Profits, Net Losses and other items of income, gain, loss, deduction and credit for federal, state and local income tax purposes.

(g)   <u>Collective Allocations</u>. Solely for tax purposes, if Company capital is reallocated between existing Members and a Member exercising a Noncompensatory Option as a Capital Account Reallocation pursuant to subparagraph (e) of the definition of "Capital Account," then the Company shall, beginning with the Fiscal Year of the exercise and in all succeeding Fiscal Years until the required allocations are fully taken into account, make Corrective Allocations so as to take into account the Capital Account Reallocation. If the Capital Account Reallocation is from non-exercising Members to the exercising Member, then the Corrective Allocations must first be made with items of gross income and gain of the Company. If an allocation of gross income and gain alone does not completely take into account the Capital Account Reallocation in a given Fiscal Year, then the Company must also make corrective allocations using a pro rata portion of items of its gross loss and deduction so as to further take into account the Capital Account Reallocation. Conversely, if the Capital Account Reallocation is from the exercising Member to the non-exercising Members, then the Corrective Allocations must first be made with items of gross loss and deduction of the Company. If an allocation of gross loss and deduction alone does not completely take into account the Capital Account Reallocation in a given Fiscal Year, then the Company must also make Corrective Allocations using a pro rata portion of items of its gross income and gain so as to further take into account the Capital Account Reallocation. Code Section 706 and the Regulations and principles thereunder shall apply in determining the items of income, gain, loss, and deduction that may be subject to Corrective Allocations.

ARTICLE VII

BOOKS AND REPORTS; TAX MATTERS

7.1   <u>General Accounting Matters</u>. The Board of Managers shall keep or cause to be kept books and records pertaining to the Company's business showing all of its assets and liabilities, receipts and disbursements, realized profits and losses, Members' Capital Accounts and all transactions entered into by the Company. The Company's books of account shall be kept on an accrual basis or as otherwise determined by the Board of Managers and otherwise in accordance with then-applicable generally accepted accounting principles.

7.2   Information Rights.

(a)   Generally. Each Member shall have the right to receive from the Company upon written request a copy of the Certificate and of this Agreement, as in effect from time to time, and such other information regarding the Company as is required by non-waivable provisions of the Act, subject to Section 11.1 and any other reasonable conditions and standards established by the Board of Managers.

(b)   Tax Information. Within 90 days after the end of each Fiscal Year, if practicable, each Member shall be provided with an information letter with respect to such Member's distributive share of income, gain, deduction, losses and credits, as the case may be, for income tax reporting purposes for the previous Fiscal Year, together with any other information concerning the Company necessary for the preparation of a Member's income tax returns.

(c)   Termination. The provisions of this Section 7.2 shall terminate and be of no further force or effect upon the consummation of a Qualified Public Offering. In addition, no Employee Member shall have any rights under this Section 7.2, and all rights of such Employee Member under this Section 7.2 shall terminate, in the event that such Employee Member's employment or engagement an employee, consultant, officer, directors, Manager or other service provider of the Company or as any of its Subsidiaries, as the case may be, is terminated.

7.3   Certain Tax Matters.

(a)   The taxable year of the Company shall be the same as its Fiscal Year or such other taxable year as required by Code Section 706. The Board of Managers shall cause to be prepared (or shall cause the Officers of the Company to prepare) all federal, state and local tax returns of the Company for each year for which such returns are required to be filed and shall cause such returns to be filed (or shall cause the Officers of the Company to file such returns). The Board of Managers shall determine the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company and the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such tax returns. The Board of Managers shall determine whether to make or refrain from making any and all elections permitted by the tax laws of the United States, the several states and other relevant jurisdictions, in its sole discretion. Each Member shall upon request supply any information necessary to give proper effect to such election. For the avoidance of doubt, the Board of Managers may delegate such of the functions described in the foregoing to the Officers and other employees of the Company as is permissible under applicable law.

(b)   Amir A. Fassihi (for so long as such Person is a Member) shall be the "tax matters partner" within the meaning of Code Section 6231(a)(7) prior to its amendment by the Revised Partnership Audit Procedures and as the "partnership representative" of the Company for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures (in each such capacity, the "Tax Matters Partner"), and in such capacity shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity. The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company, including, if the Tax Matters Partner so determines, by means of elections under Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2) of the Code, in each case as amended by the Revised Partnership Audit Procedures. The Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Tax Matters Partner and making elections and filing amended returns reasonably requested by the Tax Matters Partner, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the Tax Matters Partner's discretion, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 7.3(b), such amounts shall, at the election of the Tax Matters Partner, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Partner requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Partner requesting the payment. Any cost or expense incurred by the Tax Matters Partner in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The provisions contained in this Section 7.3(b) shall survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member's interest in the Company and shall apply to any current or former Member.

7.4   Tax Controversies. The Tax Matters Partner is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and expenses reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Partner shall keep all Members reasonably informed of the progress of any examinations, audits or other proceedings. The Tax Matters Partner is authorized to take any action contemplated by Sections 6221 through 6232 of the Code without the consent of any Member except to the extent that any action is required under the Code to be left to the determination of an individual Member under such Sections. Notwithstanding anything to the contrary in this Article VII, the Tax Matters Partner shall at all times act at the lawful direction of the Board of Managers.

7.5   Code §83 Safe Harbor Election.

(a)   By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Matters Partner is hereby designated as the "partner who has responsibility for U.S. federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Tax Matters Partner constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including the requirement that each Member shall prepare and file all U.S. federal income tax returns reporting the income tax effects of each "Safe Harbor Membership Interest" issued by the Company in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section 7.5 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 7.5, the Company shall be treated as continuing in existence.

(b)   Each Member authorizes the Tax Matters Partner to amend this Section 7.5 and Article VI to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice (*e.g.*, to reflect changes from the rules set forth in the IRS Notice in subsequent Internal Revenue Service guidance).

ARTICLE VIII

DISSOLUTION

8.1   Dissolution. The Company may be dissolved, liquidated, and terminated and have its affairs wound up only pursuant to the provisions of this Article VIII. The Members do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets. Notwithstanding the Act, only the following events shall cause the Company to be dissolved, liquidated, and terminated:

(a)   the maintenance of any proceeding initiated by or against the Company under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(b)   the election of the Board of Managers to dissolve, liquidate or terminate the Company; or

(c)   the entry of a decree of judicial dissolution.

Any dissolution of the Company other than as provided in this Section 8.1 shall be a dissolution in contravention of this Agreement and shall be of no force or effect.

8.2   Winding-up. When the Company is dissolved, the business and property of the Company shall be wound up and liquidated by such liquidating trustee as may be approved by the Board of Managers (such liquidating trustee being hereinafter referred to as the "**Liquidator**"). The Liquidator shall use its best efforts to reduce to cash and cash equivalent items such assets of the Company as the Liquidator shall deem it advisable to sell, subject to obtaining fair value for such assets and any tax or other legal considerations. Notwithstanding the foregoing, in the event that the Board of Managers or the Liquidator determines that an immediate sale of all or any portion of the Company assets would cause undue loss to the Members (or any subset thereof), the Board of Managers or the Liquidator, in order to avoid such loss to the extent not then prohibited by the Act, may either defer liquidation of and withhold from distribution for a reasonable time any Company assets except those necessary to satisfy the Company's debts and obligations, or distribute the Company assets to the Members in-kind.

8.3   Final Distribution. Within a reasonable time after the effective date of dissolution of the Company, the Company assets shall be distributed in the following manner and order:

(a)   to the payment of the expenses of the winding-up, liquidation and dissolution of the Company;

(b)   to pay all creditors of the Company (including amounts owed under any loans made by Members) either by the payment thereof or the making of reasonable provision therefor;

(c)   to establish Reserves, in amounts established by the Board of Managers or such Liquidator, to meet other liabilities of the Company; and

(d)   to the Members in accordance with Section 4.2.

8.4   Effect of Dissolution. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up and its assets have been distributed as provided in this Article VIII and its Certificate has been cancelled by the filing of a certificate of cancellation with the office of the Delaware Secretary of State. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.5   No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to its Capital Contributions, its Capital Account and its share of Net Profits and Losses, and shall have no recourse therefore (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

ARTICLE IX

TRANSFER OF UNITS

9.1   Restrictions on Transfer of Units.

(a)   No Member may in any manner, directly or indirectly, assign, sell, exchange, transfer, pledge, hypothecate or otherwise dispose of any interest in his, her or its Interests, Units or other Equity Securities of the Company, if any (any such assignment, sale exchange, transfer, pledge, hypothecation or other disposition of an Interest in the Company, whether by merger, operation of law or otherwise, being herein collectively called a "**Transfer**") to any Person, except as permitted pursuant to Section 9.1(a) or otherwise in accordance with the procedures set forth in this Article IX.

(b)   Subject to Section 9.1(d), no Transfer shall be permitted except for (i) with respect to Senior Units, Transfers to Permitted Transferees pursuant to and in accordance with Section 9.1(e), (ii) Transfers approved by the Board of Managers, and (iii) Transfers pursuant to and in accordance with Section 9.2.

(c)   For purposes of this Agreement, "**Permitted Transferee**" shall mean the transferee in a Transfer by a Member without consideration, solely for estate planning purposes, where such transferee is a Family Member of such Member. Notwithstanding the foregoing, in order to qualify as a Permitted Transferee, (x) the restrictions contained in this Section 9.1 and otherwise in this Agreement that were applicable to the transferor shall continue to be applicable to the Units after any such Transfer and (y) prior to any such Transfer hereunder, the Permitted Transferee of such Units shall have executed and delivered to the Company a joinder agreement agreeing to (i) be bound by the provisions of this Agreement affecting the Units so transferred, (ii) join this Agreement as a Member hereunder and (iii) Transfer the Units received by such Permitted Transferee back to the Member from whom it received the Units to the extent such transferee is no longer a Permitted Transferee of the Transferring Member.

(d)   Prohibited Consequences. Notwithstanding any other provision herein, no Member shall be entitled to Transfer any of its Interests, Units or other Equity Securities at any time if such Transfer would:

(i)   violate the Securities Act or any state (or other jurisdiction) securities or "blue sky" laws applicable to the Company or the Interests or require the registration of the Interests pursuant to any applicable Securities Laws;

(ii)   cause the Company to become subject to the registration requirements of the Securities Laws;

(iii)   be a "prohibited transaction" under ERISA or the Code or cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA or Section 4975 of the Code;

(iv)   cause the Company to become a "publicly traded partnership", as such term is defined in Section 7704 of the Code;

(v)   cause the Company to fail to meet the "private placement" safe harbor or any other safe harbor from treatment as a "publicly-traded partnership" selected by the Board of Managers, as described in Treasury Regulation 1.7704-1(h);

(vi)   involve Interests being traded on an "established securities market" or a "secondary market or the substantial equivalent thereof" as those terms are defined in Treasury Regulations Section 1.7704-1 (in addition, such Transfers shall not be "recognized" (as that term is defined in Treasury Regulations Section 1.7704-1(d)(2)) by the Company);

(vii)   result in a violation of applicable laws, regulations or administrative orders;

(viii)   be made to any Person who lacks the legal right, power or capacity to own Interests; or

(ix)   occur without the Company receiving written instruments (including an investor questionnaire, copies of any instruments of Transfer, written opinions of counsel and such transferee's consent to be bound by this Agreement) that are in a form satisfactory to the Board of Managers (as determined in the Board of Managers' sole discretion).

(e)   Any Transfer or attempted Transfer of any Interests, Units or other Equity Securities of the Company, if any, in violation of any provision of this Agreement shall be void *ab initio* and ineffectual, and the Company shall not record such Transfer on its books or treat any purported transferee of such Units as a Member or the owner of such Units for any purpose. Without limiting the foregoing, in the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any Net Profits, Net Losses or distributions of the Company or any other rights of a Member. If any Member Transfers all or any portion of its Units (or beneficial interest therein) to a Permitted Transferee and such transferee ceases to be a Permitted Transferee of the transferor at any time thereafter, then such transferor and such transferee shall be in material breach of this Agreement with respect to all Units held by either of them in the Company.

(f)   Substitute Members. Any Person who acquires Units from a Member shall become a Member with the same Interest as those of the class or series of Units being transferred by the transferring Member only if (a) the admission of such Person as a Member is consented to by the Board of Managers, and (b) such Person has executed and delivered the written instruments referred to in Section 9.1(d)(ix) hereof.

9.2   Drag-Along Rights.

(a)   If at any time the Board of Managers and a Majority of the Class A Members approve a Change in Control, and provided that each Member holding Units will receive the same amount and type of consideration as each other Member holding Units of such class of Units and shall otherwise be accorded similar treatment with respect to any additional rights or consideration to be granted or paid to Members of the same class of Units with respect to such Units (an "**Approved Change in Control**"), each Member hereby agrees to participate in such Approved Change in Control by voting in favor of such Change in Control and selling all of such Member's Units in accordance with this Section 9.2.

(b)   Each Member shall consent to (and if required by any non-waivable provision of applicable law, vote in favor of) and cause any and all of their respective designees on the Board of Managers to consent to and vote in favor of, and shall raise no objections against, the Approved Change in Control, and if the Approved Change in Control is structured as (i) a merger or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale or recapitalization of the equity of the Company, each Member shall agree to sell all of its Units (or, in the case of a recapitalization or the sale or transfer of less than one hundred percent (100%) of the Units of the Company, its pro rata portion of such Units) that are the subject of the Approved Change in Control, on the terms and conditions approved by the Board of Managers and a Majority of the Class A Members.

(c)   Each Member shall bear its pro rata share of transaction costs and expenses associated with an Approved Change in Control to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party. Costs and expenses incurred by Members on a Member's own behalf will not be considered costs of the transaction hereunder.

(d)   The Members shall take all necessary and desirable actions proposed or approved by the Board of Managers in connection with the consummation of the Approved Change in Control, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide representations, warranties, indemnities, and escrow arrangements relating to such Approved Change in Control and (ii) effectuate the allocation and distribution of the aggregate consideration upon the Approved Change in Control as set forth in Article VIII. Nothing in this Section 9.2 shall require a Member to itself make representations related to the Company's or its subsidiaries' business of which such Member does not have knowledge; *provided, however*, this exclusion shall not be an objection to making, or be deemed to restrict or limit in any way, the indemnities described in Section 9.2(e)(i) or Section 9.2(e)(ii) below. Each Member agrees to cooperate with the Board of Managers and the Company in connection with an Approved Change in Control, including providing reasonable access to and answering questions of the buyer and its representatives in connection with such Approved Change in Control, and to execute any and all agreements and instruments reasonably requested by the Board of Managers and the Company in connection with such Approved Change in Control.

(e)   The obligations of the Members pursuant to this Section 9.2 shall be subject to the satisfaction of the following conditions:

(i)   in the event that the Members are required to make any indemnities for representations and warranties made by the Company or its Subsidiaries, then each Member shall not be liable for more than its, his or her pro-rata portion of the total purchase price received by such Member in connection with such Approved Change in Control;

(ii)   each Member shall individually, and not jointly or severally, make any representations and warranties made by the Members in connection such Approved Change in Control, provided that each Member's representations and warranties with respect to itself will be limited to representations and warranties relating to (A) title to the Units to be sold in such Approved Change in Control, free and clear of liens and encumbrances, (B) such Member's power and authority to enter into and perform its obligations under any sale documents and consummate the transactions contemplated by the Approved Change in Control, (C) enforceability of the sale documents with respect to such Member, and (D) the absence of conflicts resulting from such Member's execution, delivery and performance of the documents and transactions in connection with such Approved Change in Control; and

(iii)   each Member shall receive with respect to the Units owned by such Member the same proportion of the aggregate consideration from such Approved Change in Control that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to Article VIII. If any Member is given an option as to the form of consideration to be received with respect to a class of Units, all Members shall be given the same option with respect to such same class of Units so long as such requirement would not cause a breach of any U.S., foreign or state securities laws; provided, however, that, if any consideration is given to a Member to permit such Member to comply with any regulatory requirement to which such Member is subject, such consideration need not be made available to any Members which do not need to comply with such regulatory requirement.

(f)   If the Company enters into any negotiation or transaction (including an Approved Change in Control) for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Member who is not an accredited investor (as such term is defined in Rule 501 under the Securities Act) will, at the request of the Board of Managers, appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to the Board of Managers.

(g)   Each Member will be obligated to join on a pro rata basis (applied such that after giving effect thereto, the aggregate consideration paid to each Member would comply with the provisions of Article VIII) in any purchase price adjustments, indemnification, escrows, holdbacks or other obligations that the Members are required to provide in connection with the Approved Change in Control (other than any such obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units, in respect of which only such Member will be liable). Notwithstanding anything to the contrary contained herein, in the sole discretion of the Board of Managers, the proceeds with respect to an Approved Change in Control may be withheld pro rata among all Members pending the execution of such documents or posting of security as the Board of Managers deems necessary in its sole discretion to cover any purchase price adjustments, indemnification, escrows, holdbacks or such other obligations of the Company or a Member.

9.3   Termination. The rights and obligations of the applicable Members set forth in Section 9.2 shall terminate upon the earliest to occur of any one of the following events:

(a)   a Qualified Public Offering; or

(b)   any Change in Control, provided that this Section 9.3(b) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company or to a Change in Form.

9.4   Cancellation, Forfeiture and Repurchase of Units.

(a)   Notwithstanding any provision to the contrary contained in any Profits Interest Plan or Profits Interest Agreement, all unvested Profits Interest Units shall be automatically cancelled and forfeited upon the termination of the employment or engagement as an employee, consultant, officer, Manager or other service provider of the Company or any of its Subsidiaries, as the case may be, of the Profits Interest Member holding such unvested Profits Interest Units.

(b)   Each Member hereby grants to the Company or its designee (to be approved by the Board of Managers), a continuing option (the "**Purchase Option**") to purchase such Member's Units at any time, upon the election of a Majority of the Board of Managers to exercise the Purchase Option with respect to such Member's Units. The exercise price of the Units to be purchased by the Company by its exercise of the Purchase Option shall be the Fair Market Value of such Units on the date of purchase. For the avoidance of doubt, any Units Transferred to Permitted Transferees of a Member shall remain subject to the Purchase Option.

(c)   If the Board of Managers elects to exercise the Purchase Option, the Company shall deliver written notice of such election to the holder of the Units to be purchased, identifying the expected closing date of the purchase, the Units to be purchased by the Company (or its designee), and the exercise price to be paid for such Units. In the event the Company exercises the Purchase Option with respect to Units, the Company may pay for the Units to be purchased by it pursuant to the exercise of the Purchase Option by delivery of cash, check or a promissory note bearing interest at the applicable federal rate in an amount equal to the applicable repurchase price with a maturity of not more than three (3) years. Any promissory note issued pursuant to this

Section 9.4(b) shall be subordinated to any indebtedness incurred pursuant to any other indebtedness of the Company and shall contain such additional terms as the Board of Managers may determine in its sole discretion. The Company will, in connection with such repurchase, be entitled to receive customary representations and warranties from the sellers regarding such sale.

(d)   The provisions of this Section 9.4 shall control over and override all of the provisions relating to Transfer restrictions or withdrawal rights set forth in this Agreement as to the matters set forth in this Section 9.4.

9.5   Disposition of Units upon Specified Events.

(a)   Upon the occurrence of any of the following events (each referred to hereinafter as an "**Specified Event**") affecting a Member (the "**Affected Member**"), the Company shall have the option to purchase the Units of the Affected Member for the price and upon the terms set forth in this Agreement:

(i)   the maintenance of any proceeding initiated by or against a Member under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii)   a general assignment for the benefit of the creditors of a Member;

(iii)   a levy upon the Units of a Member pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days and only to extent of the Units subject to the levy;

(iv)   the appointment of a conservator of the person and/or estate of a Member;

(v)   the dissolution of marriage of a Member if in connection with such dissolution, the spouse of such Member is awarded Units or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Units or interest therein. In such event, the Units of such spouse or such spouse's interest therein shall be deemed to be the "Units of the Affected Member" for the purposes of this Agreement. Notwithstanding anything to the contrary hereinabove, if the spouse of a Member is awarded any such Units or interest therein, which would otherwise give rise to an option to purchase such interest by the Company, such Member shall have the first option to purchase any such Units or interest of his or her spouse for the price and upon the terms specified in this Agreement;

(vi)   the death of a Member; or

(vii)   the death of any spouse of a Member who has acquired any Units or any interest therein subject to such spouse's disposition by will or otherwise at such spouse's death if such spouse's death occurs before the Member's death (the "**Deceased Spouse**"); *provided, however,* that the prior death of a spouse of a Member shall not give rise to an option to purchase such Deceased Spouse's interest in a Member's Units by the Company if, as a result of such spouse's death, the Deceased Spouse's Units or interest therein passes or will pass by will or otherwise to the Member outright or to a trust for the benefit of the Member and/or the Member's issue or to a trust pursuant to which the Member has sole voting control of such Units. In the event of the prior death of a spouse of a Member, such spouse and the interest of such spouse in any Units of the Member shall be deemed to be the "Affected Member" and the "Units of the Affected Member," respectively, for the purposes of this Agreement. Notwithstanding anything to the contrary hereinabove, if the Deceased Spouse of a Member leaves her interest in the Member's Units in a manner other than outright to the Member, such Member shall have the first option to purchase any such interest of his Deceased Spouse for the price and upon the terms specified in this Agreement.

(b)   The Affected Member or his or her legal representative shall give written notice to the Company immediately upon the occurrence of a Specified Event and in no event more than ten (10) days after the occurrence of such Specified Event or the appointment of a legal representative for such Affected Member, whichever shall last occur. Upon receipt of written notice of the occurrence of a Specified Event and for a period of thirty (30) days thereafter, the Company shall have the option to purchase all or any portion of the Units of the Affected Member. The option set forth in this Section 9.5(b) may not be exercised by the Company, unless the Company purchases all of the Units of the Affected Member.

(c)   If the Company elects to purchase all of the Units of the Affected Member, the Company shall give notice of such election, setting forth the number of Units to be purchased by each party, by giving written notice of such election to the Affected Member and, if applicable, the Affected Member's receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Member's assets, the Affected Member's legal representative, spouse or other transferee as the case may be. Such notice shall be given within thirty (30) days after the Company's receipt of notice of the Specified Event giving rise to the option to purchase.

(d)   For purposes of this Section 9.5, the purchase price of an Affected Member's Units in connection with the Company's and/or remaining Member's option pursuant to this Section 9.5 shall be the Fair Market Value. If the Company decides to exercise the option pursuant to this Section 9.5, the Company may, in its sole and absolute discretion, pay all or any portion of the purchase price by issuing a promissory note bearing interest at the applicable federal rate in an amount equal to the applicable repurchase price with a maturity of not more than three (3) years. The Company shall in good faith use commercially reasonable effort to effect the acquisition of the Affected Member's Units no later than sixty (60) days following the giving of notice pursuant to Section 9.5 containing the election of the Company to purchase the Units of the Affected Member.

ARTICLE X

PREEMPTIVE RIGHTS

10.1   Preemptive Rights. Subject to the terms and conditions specified in this Article X, the Company hereby grants to the holders of Senior Units (each a "**Preemptive Right Holder**" and collectively the "**Preemptive Right Holders**") a preemptive right with respect to future sales by the Company of New Securities. Each time the Company proposes to offer for sale New Securities, the Company shall first offer such New Securities to each Preemptive Right Holder in accordance with the following provisions:

(a)   The Company shall deliver written notice (the "Preemptive Right Notice") to the Preemptive Right Holders stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered and (iii) the price and terms upon which it proposes to offer such New Securities.

(b)   Within thirty (30) calendar days after delivery of the Preemptive Right Notice (the "Preemptive Rights Election Period"), each Preemptive Right Holder may elect in writing (the "Preemptive Rights Exercise Notice") to purchase or obtain, at the price and on the terms specified in the Preemptive Right Notice, up to that portion of such New Securities which equals the proportion that the number of Senior Units then held by such Preemptive Right Holder bears to the total number of Senior Units then outstanding. If, at the termination of the Preemptive Rights Election Period, any Preemptive Right Holder has not exercised its rights under this Section 10.1 to purchase New Securities, such Preemptive Right Holder shall be deemed to have waived any and all of its rights under this Section 10.1 with respect to such offering of New Securities.

(c)   The Company may offer the remaining unsubscribed portion of the New Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree(s) than those specified in the Preemptive Right Notice. If the Company does not enter into an agreement for the sale of the New Securities within 45 calendar days after the expiration of the Preemptive Rights Election Period, or if such agreement is not consummated within 60 calendar days of the execution thereof, (i) any participating Preemptive Right Holders may elect not to purchase under Section 10.1(b) and (ii) the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Preemptive Right Holders in accordance herewith. Each exercising Preemptive Right Holder shall consummate the acquisition of any such New Securities contemporaneously with the consummation of the sale of the New Securities to any other person or persons pursuant to this Section 10.1(c).

(d)   The preemptive rights in this Section 10.1 shall not be applicable to any securities issued in connection with a Qualified Public Offering, and shall terminate following the Qualified Public Offering.

10.2   Waiver of Preemptive Rights. Notwithstanding Section 10.1, the rights of the Senior Members pursuant to Section 10.1 may be waived as to each such Senior Member by the affirmative vote or written consent of the Majority of the Senior Members

ARTICLE XI

COVENANTS

11.1   Confidentiality. Except as consented to in writing by the Board of Managers and as and to the extent required by law, each Member hereby agrees that such Member will not, directly, indirectly or otherwise, disclose, publish, make available to, or use for such Member's own benefit or the benefit of any Person for any reason or purpose whatsoever, any Confidential Information (as hereinafter defined), subject to any obligation of such Member to comply with (a) any applicable law, (b) any applicable rule or regulation of any legal authority or securities exchange, and (c) any subpoena or other legal process to make information available to the Persons entitled thereto; provided that an affected Member shall use its best efforts to provide prior written notice to the Board of Managers prior to disclosing any information pursuant to subsections (a) through (c) above and shall cooperate with the Board of Managers, if practicable, to minimize the extent of disclosure. For the avoidance of doubt, a Member shall be entitled to disclose information relating to the Company (and/or its Subsidiaries) to such Member's auditors, legal counsel and other professional advisors who are subject to an obligation of confidentiality, and an Employee Member shall be entitled to use Company information in the course of performing such Member's duties as an employee of the Company or its Affiliates (subject to any confidentiality agreements between the

Company or its Affiliates and such Member). Each Member agrees that upon the earlier to occur of (i) the termination of such Member's employment or engagement as an employee, consultant, officer, Manager or other service provider of the Company or any of its Subsidiaries, as the case may be, and (ii) any Transfer of such Member's Units such that such Member no longer beneficially owns Units, all Confidential Information in such Member's possession that is in written or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to the Company and shall not be retained by such Member or furnished to any third party, in any form, including any document, record, notebook, computer program or similar repository of or containing any such Confidential Information, except as provided herein; *provided, however,* that no Member shall be obligated to treat as confidential, or return to the Company copies of any Confidential Information that can be shown by such Member was publicly known at the time of disclosure to such Member, or becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to the Company (or any Subsidiary) by any person or entity. As used in this Agreement, the term "**Confidential Information**" means confidential or proprietary information disclosed to a Member or known by a Member as a consequence of, or through such Member's relationship with, the Company (or any Subsidiary), about the business, customers (including information of or relating to customer lists), suppliers, employees (including compensation paid to employees or other terms of employment), operations, processes, products, inventions, business methods, principals, marketing methods, costs, prices, contractual relationships, regulatory status, trade secrets, public relations methods, organization, procedures, financial information or finances of the Company and/or any of its Subsidiaries or Affiliates. The parties hereto stipulate and agree that the foregoing matters are important, material and confidential proprietary information and trade secrets that affect the successful conduct of the business of the Company and its Subsidiaries (and any successor or assignee of the Company and/or its Subsidiaries). In connection with any transfer of any Units, each transferring Member will execute such documents as the Company may request to effect compliance with this provision by such Person after such transfer.

11.2   Injunctive Relief and Enforcement. In the event of a breach by a Member of the terms of this Article XI, the Company shall be entitled to institute legal proceedings to obtain damages for any such breach, or to enforce the specific performance of this Agreement by such Member and to enjoin such Member from any further violation of this Article XI and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law. Each Member acknowledges that money damages for any breach by such Member of the provisions of this Article XI would not be a sufficient remedy for any breach of this Article XI by such Member and that in addition to all other remedies the Company shall be entitled to specific performance and injunctive or other equitable relief for any such breach.

11.3   Blue Pencil. If any court of competent jurisdiction determines that any of the covenants set forth in this Article XI, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Article XI or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by applicable law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

ARTICLE XII

CHANGE IN FORM

12.1   Change in Circumstances. The Members acknowledge and agree that there may be one or more circumstances, including but not limited to a desire to undertake a Qualified Public Offering, that would cause it to be in the best interests of the Company that the business of the Company be conducted in, or that the ownership structure be modified to, a form different from that of the current form of the Company (a "**Change in Form**"). Accordingly, the Members agree that upon such a determination and approval by the Board of Managers, the Board of Managers shall take any and all actions necessary or desirable so that the Company may continue its business and undergo one or more Changes in Form. The Board of Managers shall effect the Change in Form in such manner as determined by the Board of Managers (as provided for in this Agreement) to fairly represent the relative economic and other rights of the Members as members of the Company at the time and shall strive to minimize taxes and costs to be incurred by the Company, the Members or the resulting entity (subject to the requirements of Section 12.3). The Change in Form may take the form of, without limitation, a merger of the Company into another entity, a contribution of all of the interests of the Members in the Company to another entity, and the distribution of its ownership interests to the Members, a transfer of the assets, subject to the liabilities, of the Company to another entity and the distribution of its ownership interests to the Members, a conversion authorized by the Act, or such other form as the Board of Managers shall reasonably determine to be appropriate. Any Change in Form pursuant to this Section 12.1 may be completed by the Board of Managers with no further action by any Member acting in the capacity of a Member and no Member shall have any veto or other right to vote on a Change in Form. Each Member hereby agrees to take any and all action that may be necessary or desirable in connection with a Change in Form authorized by the Board of Managers pursuant to this Section 12.1 including any such action necessary or desirable to achieve the Federal or other tax effect of the Change in Form desired by the Board of Managers at the time of the Change in Form. The Members acknowledge that a Change in Form pursuant to this Section 12.1 may be effected by the Company one or more times during the existence of the Company, including any successor Company due to a previous Change in Form.

12.2   Specific Types of Change in Form. The Change in Form may include but not necessarily be limited to one or more of the following: (a) a change to a corporation, statutory trust or association, other trust, a general or limited partnership, another limited liability company or other entity or association organized, formed or created under the laws of Delaware or any other jurisdiction; (b) a change to a limited liability company organized, formed or created under the laws of a jurisdiction other than Delaware; or (c) filing an election with the Internal Revenue Service to be classified as a corporation.

12.3   Ownership Interests in the Resulting Entity. The shares, membership interests or other ownership interests of the entity or association resulting from the Change in Form shall be divided into classes and series and shall be allocated to and among the Members in such manner as shall result in the Members having substantially the same relative rights with respect to voting, rights, assets, and profits and losses of the resulting entity or association as the Members had in voting, rights, assets, and Profits and Losses of the Company immediately prior to the Change in Form, subject, however to any change resulting from any difference in taxation of the resulting entity or association that may occur as a result of the Change in Form. In addition, all other material rights of the Members specified in this Agreement shall be substantially the same in the resulting entity or association, with such reasonable adjustments as are required to accommodate the change in form of the resulting entity or association. The Board of Managers shall establish the terms of the organizational documents of any resulting entity or association, in its sole discretion, but consistent with the terms of this Section 12.3.


ARTICLE XIII

MISCELLANEOUS


13.1   Company Counsel. THE COMPANY AND ONE OR MORE OF THE MEMBERS MAY BE REPRESENTED BY THE SAME COUNSEL. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY MAY ALSO PERFORM SERVICES FOR SUCH MEMBERS AND AFFILIATES THEREOF. THE COMPANY MAY, WITHOUT THE CONSENT OF ANY OTHER MEMBERS, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE CALIFORNIA RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. THE MEMBERS ACKNOWLEDGE THAT STRADLING YOCCA CARLSON & RAUTH, P.C. ("STRADLING"), IS REPRESENTING ONLY THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND NOT ANY MEMBER. AFTER THE DATE OF THIS AGREEMENT, THE COMPANY MAY SELECT STRADLING AS LEGAL COUNSEL TO THE COMPANY AND EACH MEMBER HEREBY CONSENTS TO SUCH REPRESENTATION. EACH MEMBER ACKNOWLEDGES THAT IF STRADLING SO REPRESENTS THE COMPANY AS ITS LEGAL COUNSEL, STRADLING DOES NOT THEREBY REPRESENT ANY MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND STRADLING (AND THEN ONLY TO THE EXTENT SPECIFICALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN ABSENCE OF ANY SUCH AGREEMENT STRADLING SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT STRADLING HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, STRADLING HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.

13.2   Equitable Relief. The Members hereby confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but, nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of a Member aggrieved as against the other for a breach or threatened breach of any provision hereof, it being the intention by this Section 13.2 to make clear the agreement of the Members that the respective rights and obligations of the Members hereunder shall be enforceable in equity as well as at law or otherwise and that the mention herein of any particular remedy shall not preclude a Member from any other remedy it or he might have, either in law or in equity.

13.3   Governing Law. This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

13.4   Notices. Unless otherwise provided in this Agreement, all notices provided for in this Agreement shall be delivered, sent via an overnight courier service, telecopied or mailed by registered or certified mail, as follows:

        (a)   if given to the Company or an Officer, at the Company's mailing address as may be determined from time to time by the Board of Managers;

        (b)   if given to a Manager, at such Manager's mailing address as provided to the Company; or

        (c)   if given to a Member, at such Member's mailing address as provided to the Company.

All such notices shall be effective: (i) if given by mail, on the fourth day after deposit in the mails (certified or registered return receipt requested), (ii) if sent by nationally recognized overnight courier service, on the next business day after sent for overnight delivery, or (iii) if given by any other means, when delivered to and receipted for, or receipt electronically confirmed, by or on behalf of such Manager, Member or the Company.

13.5   Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument. Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facsimile transmission or email shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

13.6   Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter hereof.

13.7   Amendments. Any amendment to this Agreement shall be effective only if such amendment is evidenced by a written instrument duly executed and delivered by a Majority of the Board of Managers; *provided, however*, that no provision of this Agreement may be so amended, waived or terminated (x) in a manner that adversely and disproportionately affects the Units held by a Member on a per Unit basis in a manner differently than other holders of the same class of Units without such Member's consent or (y) in a manner that adversely and disproportionately affects the rights held by a Member under this Agreement in a manner differently than other holders of the same class of Units without such Member's consent. Notwithstanding the foregoing, the Board of Managers may amend this Agreement without the consent of any Member if such amendment is (a) to take such actions as may be necessary (if any) to ensure that the Company will be treated as a partnership for federal income tax purposes; (b) to amend this Agreement, pursuant to the power of attorney granted to the Board of Managers, to reflect the due admission of any Additional Member and otherwise to reflect such admission or increase on the books and records of the Company; and (c) to take such actions as may be necessary (if any) to ensure that the Company will not be subject to regulation under ERISA or the Securities Laws. The Board of Managers shall provide prompt written notice to the Members of any such amendments adopted without the consent of the Members.

13.8   Interpretive Provisions. To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement. Unless the context otherwise requires, the following shall apply:

(a)   An accounting term not otherwise defined has the meaning assigned to it in accordance with then-applicable generally accepted accounting principles.

(b)   Provisions apply to successive events and transactions.

(c)   The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(d)   The words "hereof," "herein," "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and subsection, Section, Exhibit, Schedule and Annex references are to this Agreement unless otherwise specified.

(e)   The words "include" and "including" will be deemed to be followed by the phrase "without limitation" and the word "or" shall not be exclusive.

(f)   The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(g)   Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

(h)   All references to any Member shall mean and include such Member and any Person duly admitted as a member in the Company in substitution therefor in accordance with this Agreement.

13.9   Appointment of the Board of Managers as Attorney-in-Fact.

(a)   Each Member, including each Additional Member and substitute Member, by its execution of this Agreement, irrevocably constitutes and appoints the Board of Managers as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices the following:

(i)   All certificates and other instruments (including counterparts of this Agreement), and all amendments thereto, which the Board of Managers deems appropriate to form, qualify, continue or otherwise operate the Company as a limited liability company (or other entity in which the Members will have limited liability comparable to that provided in the Act), in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Board of Managers, necessary or desirable to protect the limited liability of the Members;

(ii)   All amendments to this Agreement adopted in accordance with the terms hereof, and all instruments which the Board of Managers deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement;

(iii)   Such documents as may be necessary or appropriate to carry out any conveyances of Company assets, and other instruments which the Board of Managers reasonably deems necessary in order to complete a dissolution and termination of the Company pursuant to this Agreement but only if permitted in accordance with the terms of this Agreement; and

(iv)   The agreements, certificates or similar instruments which the Board of Managers reasonably deems necessary to enforce the terms of Article IX.

(b)   The appointment by all Members of the Board of Managers as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each Member under this Agreement will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, shall survive the incapacity of any Person hereby giving such power, and the Transfer or assignment of all or any portion of the Interest of such Person in the Company, and shall not be affected by the subsequent incapacity of any Manager; *provided, however*, that in the event of the assignment by a Member of all of its Interest in the Company, the foregoing power of attorney of an assignor Member shall survive such assignment only until such time as the Assignee shall have been admitted to the Company as a substitute Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

13.10   Appraisal.   No Member shall have or be entitled to any appraisal rights or similar minority interest holder rights in connection with any Change in Control, reorganization, Change in Form or any similar transaction involving the Company or the Interests.

13.11   Third-Party Beneficiaries.   Except as provided in Article V, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto, and it does not create or establish any third-party beneficiary hereto.

13.12   Severability.   In the event that any provision of this Agreement as applied to any party or to any circumstance shall be adjudged by a court to be void, unenforceable or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of the Agreement as a whole.

13.13   Binding Effect.   Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and permitted assigns.

13.14   Further Assurances.   In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts as may be necessary or appropriate and reasonably requested by the other Members or by the Company to effectuate and perform the provisions of this Agreement and those transactions.

13.15   Waiver; Remedies.   Except where a time period is otherwise specified, no delay on the part of any party in the exercise of any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any exercise or partial exercise of any such right, power, privilege or remedy preclude any further exercise thereof or the exercise of any right, power, privilege or remedy. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.16 Arbitration. Except for ancillary measures in aid of arbitration and for proceedings to obtain provisional or equitable remedies and interim relief, including injunctive relief, any controversy, dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or validity thereof or any transaction contemplated hereby (any such controversy, dispute or claim being referred to as a "**Dispute**") shall be finally settled by arbitration conducted expeditiously in accordance with the Commercial Arbitration Rules then in force (the "**AAA Rules**") of the American Arbitration Association or any successor entity (the "**AAA**"). There shall be one arbitrator that shall be appointed pursuant to AAA procedure, in each case, within 15 business days of receipt of the demand for arbitration by the respondent(s) in any such proceeding. An arbitration pursuant to this Section 13.6 shall take place in Orange County, California. A final award shall be rendered as soon as reasonably possible and, in any event, within 90 calendar days of the filing with AAA any demand for arbitration; *provided, however*, that if the arbitrator determines that fairness so requires, such 90 calendar day period may be extended by no more than 60 additional calendar days. The parties agree that the arbitrator shall have the right and power to shorten the length of any notice periods or other time periods provided in the AAA Rules and to implement expedited procedures under the AAA Rules in order to ensure that the arbitration process is completed within the time frames provided herein. The arbitration decision or award shall be in writing. Judgment on the decision or award rendered by the arbitrator may be entered and specifically enforced in any court having jurisdiction thereof. All arbitrations commenced pursuant to this Agreement or any other related agreement or document shall be consolidated and heard by the initially appointed arbitrator. The arbitration award or ruling shall provide for payment by the losing party of the fees and costs of the arbitration, including the reasonable attorneys' fees and attorneys' costs incurred by the prevailing parties.

13.17 Aggregation. All Interests held by Affiliates of a Person shall be aggregated together for the purpose of determining the availability of any rights under this Agreement to such Person.

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CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)



_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 *(if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of *Orange*

Subscribed and sworn to (or affirmed) before me

on this **23** day of **May**, 20**17**,
              Date   *Month*   *Year*
by
(1) Amir Fassihi

(and (2) _____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                    Signature of Notary Public

ALEC SENEAR
COMM. #2164007
Notary Public-California
ORANGE COUNTY
My Comm. Exp. SEP. 2, 2020
ESI1   ESI1

Seal
Place Notary Seal Above

━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____